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Exhibit (a)(1)(D)

INSTRUCTION FORM WITH RESPECT TO
Offer to Purchase for Cash
by
TRIBUNE COMPANY
of
Up to 126,000,000 Shares of Its Common Stock
(including the Associated Preferred Share Purchase Rights)
for a Purchase Price of $34.00 Net Per Share

  THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 24, 2007, UNLESS THE TENDER OFFER IS EXTENDED.

April 25, 2007

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        Enclosed for your consideration is an Offer to Purchase dated April 25, 2007 (the "Offer to Purchase") relating to an offer by Tribune Company, a Delaware corporation (the "Company"), to purchase for cash up to 126,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "rights") issued under the Rights Agreement, dated as of December 12, 1997, as amended, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York) at a price of $34.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Tender Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the rights; and unless the rights are redeemed prior to the expiration of the Tender Offer, a tender of the shares will constitute a tender of the rights.

        Enclosed with this letter are copies of the following documents:

1.
Offer to Purchase dated April 25, 2007;

2.
Letter of Transmittal, for your use in accepting the Tender Offer and tendering shares of and for the information of your clients, including the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

3.
Notice of Guaranteed Delivery with respect to shares, to be used to accept the Tender Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time;

4.
Form of letter that may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Tender Offer; and

5.
Return envelope addressed to Computershare Trust Company, N.A. as the Depositary.

Certain conditions to the Tender Offer are described in the section entitled "The Tender Offer—Conditions of the Tender Offer" of the Offer to Purchase.

        We recommend that you contact your clients promptly. Please note that the Tender Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on May 24, 2007, unless the Tender Offer is extended.

        Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Tender Offer or any delay in paying for such shares.

        The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Co-Dealer Managers, Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Tender Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Tender Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Tender Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal).

        Questions may be directed to Merrill Lynch, Pierce, Fenner and Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. or Banc of America Securities LLC, the Co-Dealer Managers, at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,
Tribune Company

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Co-Dealer Managers, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Tender Offer other than the enclosed documents and the statements contained therein.

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  Exhibit (a)(1)(D)